UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on November 18, 2025, entitled “Equinor ASA: Share buy-back – fourth tranche for 2025”.

Equinor ASA: Share buy-back – fourth tranche for 2025

Please see below information about transactions made under the fourth tranche of the 2025 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the buy-back tranche was announced: 29 October 2025.

The duration of the buy-back tranche: 30 October 2025 to no later than 2 February 2026.

Further information on the tranche can be found in the stock market announcement on its commencement dated 29 October 2025, available here: https://newsweb.oslobors.no/message/658157

From 10 November to 13 November 2025, Equinor ASA has purchased a total of 1,182,052 own shares at an average price of NOK 245.2514 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Daily weighted average share price (NOK)	Total daily transaction value (NOK)

10 November	OSE	305,000	245.7936	74,967,048.00
	CEUX
	TQEX

11 November	OSE	284,052	246.6417	70,059,068.17
	CEUX
	TQEX

12 November	OSE	293,200	247.2542	72,494,931.44
	CEUX
	TQEX

13 November	OSE	299,800	241.4240	72,378,915.20
	CEUX
	TQEX

Total for the period	OSE	1,182,052	245.2514	289,899,962.81
	CEUX
	TQEX

Previously disclosed buy-backs under the tranche	OSE	2,099,507	243.7758	511,809,012.29
	CEUX
	TQEX
	Total	2,099,507	243.7758	511,809,012.29

Total buy-backs under the tranche (accumulated)	OSE	3,281,559	244.3073	801,708,975.09
	CEUX
	TQEX
	Total	3,281,559	244.3073	801,708,975.09

Following completion of the above transactions, Equinor ASA owns a total of 46,924,171 own shares, corresponding to 1.84% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 36,603,869 own shares, corresponding to 1.43% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix: A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: November 18, 2025	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer